

March 21, 2013

Via E-mail
Stephen J. Hemsley
President and Chief Executive Officer
UnitedHealth Group Incorporated
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, MN  55343

> **Re:    UnitedHealth Group Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 7, 2013**
> **File No. 001-10864**

Dear Mr. Hemsley:

We have reviewed your filing and have the following comments.  In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.  Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements

10. Shareholders' Equity
Regulatory Capital and Dividend Restrictions, page 81

1.  Although you disclose that your regulated subsidiaries currently exceed the minimum capital requirements, please provide us proposed disclosure to be included in future filings that states the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b.  If not significant, please clarify in the disclosure.

12. Commitments and Contingencies
Government Investigations, Audits and Reviews, page 85

2.  You indicate that the impact of government actions could have a material effect on the Company's results of operations, financial position and cash flows.  Please provide proposed revisions to your disclosure to be included in future filings that comply with ASC 450-20-50-4b.

Part III, page 92

3.  We note that in Part III you incorporate by reference certain information from your definitive proxy statement for your 2013 annual meeting of shareholders.  Please note that we will be unable to complete our review of your Form 10-K until such time as you have filed and we have reviewed the information required in Part III, at which time, we may have additional comments.

Part IV
Item 15. Exhibits and Financial Statements Schedules, page 94

4.  Please file the following agreements with Dr. Edson de Godoy Bueno and/or his affiliates as exhibits, as they appear to be material contracts under Item 601(b)(10) of Regulation S-K.
    •   Stock purchase agreement with CSHG 1122 Fundo de Investimento Multimercado - Crédito Privado Investimento No Exterior;
    •   Lock-up agreement relating to the shares of your common stock held by Dr. Bueno's fund; and
    •   Lock-up agreement relating to the shares of Amil held by Dr. Bueno.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•   the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the processing of your response as well as any questions regarding the comments on the financial statements and related matters.  You may contact Amy Reischauer, Staff Attorney, at (202) 551-3793 or Dan Greenspan, Legal Branch Chief, at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

 /s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant